UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ENCORE CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

292554102

(CUSIP Number)

JCF FPK I L.P.

JCF Associates II-A L.P.

JCF Associates II-A LLC

JCF Associates II L.P.

JCF Associates II Ltd.

J. Christopher Flowers

717 Fifth Avenue, 26th Floor

New York, NY 10022

Attention: Sally Rocker

Telephone: (212) 404-6800

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street

London EC2Y 9HU

+44 207 275 6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292554102

1.	Name of Reporting Person JCF FPK I L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 361,315 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 361,315 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,315 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Items 2 and 5) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.47%+

14.	Type of Reporting Person PN

+                 Based on 24,507,190 shares of Common Stock outstanding as of October 28, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person JCF Associates II-A LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 361,315 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 361,315 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,315 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Items 2 and 5) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.47%+

14.	Type of Reporting Person PN

+                 Based on 24,507,190 shares of Common Stock outstanding as of October 28, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person JCF Associates II-A LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 361,315 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 361,315 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,315 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Items 2 and 5) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.47%+

14.	Type of Reporting Person OO

+                 Based on 24,507,190 shares of Common Stock outstanding as of October 28, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person JCF Associates II L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 361,315 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 361,315 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,315 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Items 2 and 5) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.47%+

14.	Type of Reporting Person PN

+                 Based on 24,507,190 shares of Common Stock outstanding as of October 28, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person JCF Associates II Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 361,315 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 361,315 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,315 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Items 2 and 5) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.47%+

14.	Type of Reporting Person OO

+                 Based on 24,507,190 shares of Common Stock outstanding as of October 28, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on November 3, 2011.

CUSIP No. 292554102

1.	Name of Reporting Person J. Christopher Flowers

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None (See Item 5)

	8.	Shared Voting Power 361,315 shares (See Item 5)

	9.	Sole Dispositive Power None (See Item 5)

	10.	Shared Dispositive Power 361,315 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,315 shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Items 2 and 5) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.47%+

14.	Type of Reporting Person IN

+                 Based on 24,507,190 shares of Common Stock outstanding as of October 28, 2011, as reported in the prospectus supplement filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on November 3, 2011.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 thereto filed by JCF FPK I L.P. (“JCF FPK”), JCF Associates II-A L.P., JCF Associates II-A LLC and J. Christopher Flowers and Amendment No. 4 thereto filed by JCF FPK I L.P., JCF Associates II-A L.P., JCF Associates II-A LLC, Mr. Flowers, JCF Associates II L.P. and JCF Associates II Ltd. (together, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (“Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”).  This Amendment No. 5 is being filed to report a disposition of beneficial ownership of shares of Common Stock of Encore by the Reporting Persons (as defined herein) in an amount greater than 1% of the outstanding shares of Common Stock of Encore.  Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On November 8, 2011, JCF FPK sold 3,610,000 shares of Common Stock to Morgan Stanley & Co. LLC (“Morgan Stanley”) at a price of $24.35 per share less an underwriting discount of $0.60875 per share, pursuant to that certain Underwriting Agreement, dated as of November 3, 2011 (the “Underwriting Agreement”), by and among Encore, Morgan Stanley, and JCF FPK in connection with an underwritten public offering by Morgan Stanley of 3,610,000 shares of Common Stock (the “Public Offering”).

Under the Underwriting Agreement, JCF FPK has agreed that, except for sales to Morgan Stanley pursuant to the Underwriting Agreement and subject to certain exceptions set forth in the Underwriting Agreement, it will not, during the period beginning on November 3, 2011 and ending 90 days after the date of the final prospectus relating to the Public Offering, without the prior written consent of Morgan Stanley: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by it or any other securities so owned convertible into or exercisable or exchangeable for Common Stock; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing (a) or (b) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (c) file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

Under the Underwriting Agreement, JCF FPK has granted to Morgan Stanley the option to purchase from JCF FPK up to an additional 361,315 shares of Common Stock at a price of $24.35 per share less an underwriting discount of $0.60875 per share, for purposes of covering over-allotments made in connection with the Public Offering.  This option is exercisable by JPM Securities no later than December 3, 2011.

In addition, in connection with the Public Offering, and as required under the Underwriting Agreement, John Oros, who is a director of Encore, entered into lock-up letter agreement, dated November 2, 2011 (the “Lock-Up Agreement”), pursuant to which he has agreed that, subject to certain exceptions set forth in such Lock-Up Agreement, he will not, during the period beginning on November 8, 2011 and ending 90 days after the date of the final prospectus relating to the Public Offering, without the prior written consent of Morgan Stanley: (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by him or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing clause (x) or (y) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Mr. Oros holds 22,630 fully vested deferred issuance restricted stock units (“RSUs”) for the benefit of J.C. Flowers & Co. LLC (“JCF LLC”). JCF LLC directly holds 23,214 shares of Common Stock. Timothy Hanford and Mr. Oros were granted an aggregate of 45,844 RSUs as compensation for their service as directors of Encore. In accordance with their employment arrangements with JCF LLC, RSUs granted to Messrs. Hanford and Oros are held by such individuals for the benefit of JCF LLC, and the shares issued upon the vesting of such RSUs, which occurs when the applicable individual resigns as a director of Encore, must be transferred to JCF LLC. Upon Mr. Hanford’s resignation as a director of Encore on June 9, 2011, he transferred to JCF LLC the 23,214 shares that he received upon the vesting of the RSUs that had been granted to him.

Finally, in connection with the Public Offering, JCF FPK, Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. entered into a Termination Agreement, dated as of November 8, 2011 (“Termination Agreement”).  The Termination Agreement provides that a prior Shareholder’s Agreement between the parties, dated as of October 19, 2007 and concerning certain matters in relation to the parties’ respective investments in Encore Common Stock, is terminated in its entirety and is of no further force or effect.

The foregoing summary of the Underwriting Agreement, the Lock-Up Agreement entered into by Mr. Oros and the Termination Agreement are qualified, respectively, by reference to the actual text of the Underwriting Agreement, the Lock-Up Agreement and the Termination Agreement.  A copy of the Underwriting Agreement is filed as Exhibit 99.5 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.  A copy of the Lock-Up Agreement entered into by Mr. Oros is filed as Exhibit 99.6 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.  A copy of the Termination Agreement is filed as Exhibit 99.7 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), 5(c) and 5(e) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)                                                               Each of the Reporting Persons may be deemed to have the shared power to vote or to direct to vote, in the aggregate, 361,315 shares of Common Stock, which represent approximately 1.47% of the outstanding Common Stock (based on 24,507,190 shares of Common Stock outstanding as of October 28, 2011, as reported in the prospectus supplement filed by Encore with the Securities and Exchange Commission on November 3, 2011).   Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein.

The disclosure in the last paragraph of Item 2 of this Schedule 13D is incorporated by reference in its entirety herein.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock reported herein.

(c)                                                                                  Other than the Public Offering described in Item 4 of this Amendment No. 5, there have been no transactions in shares of Common Stock during the past 60 days by any of the Reporting Persons or any other person named in Item 2 of this Schedule 13D.

(e)                                                                                  As a result of the Public Offering described in Item 4 of this Amendment No. 5, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock as of November 8, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Other than as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or any other person named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Encore.

Item 7.	Material to Be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description

99.5.

Underwriting Agreement, dated November 3, 2011, by and among Morgan Stanley & Co. LLC, Encore Capital Group, Inc., and JCF FPK I L.P. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Encore Capital Group, Inc. with the Securities and Exchange Commission on November 3, 2011).

99.6.	Letter, dated November 2, 2011 by John Oros in favor of Morgan Stanley & Co. LLC

99.7.	Termination Agreement, dated November 8, 2011 by and among JCF FPK I L.P., Red

Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2011

JCF FPK I L.P.

By:	JCF Associates II-A L.P., its general partner

By:	JCF Associates II-A LLC, its general partner

By:	JCF Associates II L.P., its sole member

By:	JCF Associates II Ltd., its general partner

By:	/s/ Sally Rocker
Name: Sally Rocker
Title: Managing Director

JCF ASSOCIATES II-A L.P.

By:	JCF Associates II-A LLC, its general partner

By:	JCF Associates II L.P., its sole member

By:	JCF Associates II Ltd., its general partner

By:	/s/ Sally Rocker
Name: Sally Rocker
Title: Managing Director

JCF ASSOCIATES II-A LLC

By:	JCF Associates II L.P., its sole member

By:	JCF Associates II Ltd., its general partner

By:	/s/ Sally Rocker
Name: Sally Rocker
Title: Managing Director

JCF ASSOCIATES II L.P.

By:	JCF Associates II Ltd., its general partner

By:	/s/ Sally Rocker
Name: Sally Rocker
Title: Managing Director

JCF ASSOCIATES II LTD.

By:	/s/ Sally Rocker
Name: Sally Rocker
Title: Managing Director

J. CHRISTOPHER FLOWERS

/s/ J. Christopher Flowers